 As filed with the Securities and Exchange Commission on May 11, 2006

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2006

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE

May 10, 2006

ANNUAL GENERAL MEETING

Tele2 AB (publ) today announced that the company’s Annual General Meeting (AGM) of shareholders held today in Stockholm re-elected Vigo Carlund, John Hepburn, Jan Loeber, John Shakeshaft and Cristina Stenbeck as Board Members. Mia Brunell, Donna Cordner and Daniel Johannesson were elected as new Board Members. Further, Vigo Carlund was appointed as Chairman of the Board of Directors.

-

Mia Brunell has held several positions in Modern Times Group MTG AB since 1992, before becoming CFO of the company in 2001, and will become President and CEO of Investment AB Kinnevik as of August 1, 2006. Mia Brunell is board member of CTC Media and proposed board member of Invik & Co. AB.

-

Donna Cordner has been a Managing Director of Media and Telecom at ABN AMRO Bank NV, Societe Generale and Citigroup, as well as CEO of HOFKAM Ltd, Uganda. Donna Cordner is consultant for the Global Leadership Council, USAID and Private Sector Partnership as well as board member of Millicom International Cellular S.A.

-

Daniel Johannesson has been CEO of Telenordia AB and Telenor Bedrift A/S as well as Director General of Swedish State Railways SJ and Executive VP of Skanska AB. Daniel Johannesson is chairman of the Board of Millicom International Cellular S.A. and Carmen Systems AB, and board member of Unibet plc, UK and Kentor AB.

The AGM discharged the Board of Directors and the CEO from liability for the 2005 financial year.

The AGM resolved the remuneration for 2006 to the Board of Directors in accordance with the following. Fixed remuneration of SEK 3,750,000, of which SEK 800,000 is allocated to the Chairman of the Board of Directors, SEK 400,000 to each of the other Board members and a total of SEK 150,000 for work in the committees of the Board.

At the 2004 AGM the audit firm Deloitte AB was appointed as auditor, with the authorised public accountant Tommy Mårtensson as head of audit, for a period of four years. As Tommy Mårtensson prematurely retired from his appointment, Jan Berntsson starts from the 2006 AGM as the new head of audit.

The AGM resolved in accordance with the proposal of the Board of Directors on a cash dividend of SEK 1.75 per share. Monday, May 15, 2006 was decided as the record date for the dividend and it is expected that the dividend will be distributed by VPC on Thursday May 18, 2006.

The AGM resolved to adopt the following procedure for the election of members of the Board of Directors. The work of preparing a proposal on the directors of the Board and auditor, in the event that an auditor be elected, and their remuneration as well as the proposal on the Chairman of the Annual General Meeting of 2007 shall be performed by a Nomination Committee. The Nomination Committee, which will consist of at least three representatives of larger shareholders, will be formed during September 2006 in consultation with the largest shareholders in the company at that time. Cristina Stenbeck will act as the convenor of the Committee. The composition of the Committee will be communicated in the company’s interim report for the third quarter 2006.

The AGM resolved in accordance with the proposal of the Board of Directors that Tele2 should keep and continue to apply its current policy for remuneration and other terms of employment for senior executives.

The Meeting resolved that owners of class A shares have the right to reclassification of their class A shares into class B shares, whereby each class A share shall be able to be reclassified as a class B share. A request for reclassification shall be able to be made from the period from and including May 30, 2006 up to and including June 13, 2006.

The Board of Directors was authorised to pass a resolution on one or more occasions for the period up until the next Annual General Meeting on purchasing so many class B shares that the company’s holding does not at any time exceed 5 percent of the total number of shares in the company. The purchase of shares shall take place on Stockholmsbörsen and may only occur at a price within the share price interval registered at that time, where share price interval means the difference between the highest buying price and lowest selling price. Further, the Board of Directors was authorised to pass a resolution on one or more occasions for the period up until the next Annual General Meeting on transferring the company’s own Class B shares on the Stockholm Stock Exchange or in connection with an acquisition of companies or businesses. The transfer of shares on the Stockholm Stock Exchange may only occur at a price within the share price interval registered at that time. The authorisation includes the right to resolve on disapplication of the preferential rights of shareholders and that payment shall be able to be made in other forms than cash. The purpose of the authorisation is so that the Board of Directors obtains increased freedom to act and obtains the ability to continuously adapt the Company’s capital structure and thereby contribute to increased shareholder value as well as have the ability to finance future acquisitions.

The Board of Directors was also authorised to resolve on raising certain loan financing where the interest rate is dependent upon the Company’s financial result or position.

The Meeting also resolved that the Board of Directors’ proposal for compensation for unforeseeable tax consequences to previous employees and participants in the incentive programme from 1997 was sent back to the Board for reconsideration.

At a statutory meeting of the Board of Directors following the AGM, an Audit Committee and a Remuneration Committee were appointed. John Shakeshaft was appointed as Chairman of the Audit Committee and John Hepburn and Jan Loeber were appointed as members of the committee. Donna Cordner was appointed as Chairman of the Remuneration Committee and Vigo Carlund and Mia Brunell were appointed as members of the committee.

CONTACTS

Dwayne Taylor	Telephone: + 44 20 7321 5038
Lena Krauss	Telephone: + 46 8 5620 0045
Investor enquiries

Tele2 is Europe’s leading alternative telecom operator. Our mission is to offer cheap and simple telecoms. Tele2 always strives to offer the market’s best prices. We have 31 million customers in 23 countries. Tele2 offers products and services in fixed and mobile telephony, broadband and cable TV. Ever since Jan Stenbeck founded Tele2 in 1993, the company has been a tough challenger to the former government monopolies. Tele2 has been listed on the Stockholm Stock Exchange since 1996. In 2005, we reported operating revenue of SEK 50 billion and EBITDA of SEK 6.6 billion.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name:
Title:   CFO

Date: May 11, 2006